EYEPOINT PHARMACEUTICALS, INC.

480 Pleasant Street

Watertown, MA 02472

August 14, 2024

VIA EDGAR

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn: Benjamin Richie

Re:	EyePoint Pharmaceuticals, Inc.

Registration Statement on Form S-3

Filed August 8, 2024

File No. 333-281391

Request for Acceleration of Effective Date

Dear Benjamin Richie:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, EyePoint Pharmaceuticals, Inc. hereby requests that the Securities and Exchange Commission accelerate the effective date of the above-referenced Registration Statement on Form S-3 and declare such Registration Statement effective as of 4:00 p.m., Eastern Time, on August 16, 2024, or as soon thereafter as possible.

Please direct any questions or comments concerning this request to Stephen M. Nicolai of Hogan Lovells US LLP at (267) 675-4642. Also, please notify Mr. Nicolai when this request for acceleration has been granted.

Very truly yours,
EyePoint Pharmaceuticals, Inc.
By:	/s/ Ron Honig
Name:	Ron Honig
Title:	Chief Legal Officer